

December 3, 2012

Via E-mail
Phillip A. Damaska
Chief Financial Officer
Exide Technologies
13000 Deerfield Parkway,
Building 200
Milton, Georgia 30004

> **Re: Exide Technologies**
> **Form 10-K for the fiscal year ended March 31, 2012**
> **Filed June 7, 2012**
> **File No. 001-11263**

Dear Mr. Damaska:

We have reviewed your response letter dated November 15, 2012 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2012

Consolidated Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page 56

1. We reference your response to prior comment 5 regarding the correction of errors at your Portugal recycling facility. Please tell us the nature and amount of each individual gross error included in the column "impact of prior errors." Please discuss the financial statement line items impacted by the error, when you became aware of the error, the originating period of each error and the period you corrected the error, as applicable.

2. Please explain to us the basis for the statement that adjusted EBITDA and adjusted operating income are the key metrics on how investors and analysts evaluate the company's stock price. In that regard, we do not see where you discuss adjusted EBITDA

or adjusted operating income in your press releases or earnings calls within the prior fiscal year.

3. We see that you were apprised of allegations of the intentional misstatements in October 2011 and immediately commenced an investigation. Please tell us when that investigation was completed. Discuss the results of the investigation, including whether you identified any material weaknesses in internal control or disclosure controls and procedures. Tell us any remediation efforts that you put into place. As a related matter, please tell us how the results of the investigation were considered in evaluating internal control over financial reporting at March 31, 2012 and disclosure controls and procedures during each period presented. In this regard, we reference Item 308(a)(3) of Regulation S-K which states that management is not permitted to conclude that a registrant's ICFR is effective if there are one or more material weaknesses identified in the registrant's ICFR.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joe McCann at (202) 551-6262 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief